OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(RULE 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
(Amendment No. 5)*
Endesa, S.A.
(Name of Issuer)

Ordinary Shares, nominal value €1.20 each
American Depositary Shares, each representing the right to receive one ordinary share
(Title of Class of Securities)

00029274F1
(CUSIP Number)
Asesoria Juridica
Caja de Ahorros y Monte de Piedad de Madrid, Caja Madrid
Plaza de Celenque No. 2
Madrid, Spain 28013
Telephone: 011-34-91-423-9435
Facsimile: 011-34-91-423-9454
(Name, Address and Telephone Number
of Person Authorized to Receive Notices
and Communications)
Copy to:
William S. Anderson
Bracewell & Giuliani LLP
711 Louisiana Street, Suite 2300
Houston, Texas 77002
Telephone: 713-221-1122
Facsimile: 713-437-5370
October 1, 2007
(Date of Event which Requires Filing of this Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [   ]
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	00029274F1

1	NAMES OF REPORTING PERSONS Caja Madrid (Caja de Ahorros y Monte de Piedad de Madrid, Caja Madrid)/36-44889411

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	The Kingdom of Spain

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	CO(1)
(1) Caja Madrid is a savings bank (“Caja de Ahorros”) formed under the laws of the Kingdom of Spain.

     This Amendment No. 5 (“Amendment No. 5”) amends the Schedule 13D filed by Caja de Ahorros y Monte de Piedad de Madrid, Caja Madrid, a corporation organized under the laws of the Kingdom of Spain (“Caja Madrid”), with the Securities and Exchange Commission (the “SEC”) on October 11, 2005, as previously amended by Amendment No. 1 thereto filed with the SEC on February 14, 2007, by Amendment No. 2 thereto filed with the SEC on March 28, 2007, by Amendment No. 3 thereto filed with the SEC on April 23, 2007, and by Amendment No. 4 thereto filed with the SEC on September 18, 2007 (together, the “Schedule 13D”). This filing relates to the Ordinary Shares, nominal value €1.20 each (the “Ordinary Shares”), and American Depositary Shares, each representing the right to receive one Ordinary Share (“ADSs”), of Endesa, S.A., a corporation organized under the laws of the Kingdom of Spain (the “Issuer” or “Endesa”). The principal executive offices of Endesa are located at Ribera del Loira, 60, 28042 Madrid, Spain.
Item 4. Purpose of Transaction
     Item 4 is hereby amended to add the following supplemental information:
     Acciona, S.A. (“Acciona”), a Spanish corporation, and Enel Energy Europe S.r.L. (“EEE” and together with Acciona, the “Offerors”), an Italian limited liability company and a wholly owned subsidiary of ENEL S.p.A. (“ENEL”), an Italian corporation, have offered to acquire all of the outstanding Ordinary Shares and ADSs of Endesa (the “Offer”).
     As described under Item 5 below, as of October 1, 2007, the deadline for acceptance of the Offer, Caja Madrid has tendered to the Offerors pursuant to the Offer all of the 105,076,259 Ordinary Shares of which it was the beneficial owner as of that date.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended and restated as follows:
     As of October 1, 2007, the deadline for acceptance of the Offer, Caja Madrid has tendered to the Offerors pursuant to the Offer all of the 105,076,259 Ordinary Shares of which it was the beneficial owner as of that date. On October 5, 2007, the Spanish Comisión Nacional del Mercado de Valores informed the Offerors that a sufficient number of Ordinary Shares and ADSs of Endesa had been tendered into the Offer to satisfy the minimum tender condition under the Offer, thereby enabling the successful completion of the Offer. Accordingly, Caja Madrid no longer beneficially owns any Ordinary Shares.
     Caja Madrid acts as a nominee on behalf of certain of its clients that beneficially own Ordinary Shares, and in that connection from time to time receives instructions from such clients with respect to the voting of such Ordinary Shares. Caja Madrid may not vote Ordinary Shares held by its clients unless directed by the respective client, and as a result Caja Madrid is not deemed to be the beneficial owner of such Ordinary Shares. Accordingly, such Ordinary Shares are not included on this Schedule 13D.

SIGNATURE
     After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete, and correct.
Dated: October 11, 2007

MADRID SAVINGS BANK (CAJA DE AHORROS Y MONTE DE PIEDAD DE MADRID, CAJA MADRID)
/s/ Borja Murube
By: Borja Murube
Its: Director, Caja Madrid Miami Agency

/s/ Jesus Miramon
By: Jesus Miramon
Its: Sub-Director, Caja Madrid Miami Agency